FORM 7

MONTHLY PROGRESS REPORT

Name of CNQ Issuer: Arris Resources Inc. (formerly Bassett Ventures Inc.) (the “Issuer”).

Trading Symbol: ARIS.U

Number of Outstanding Listed Securities: 7,293,368

Date: August 3, 2007

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNQ Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNQ.ca website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNQ Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Management is currently assessing several business opportunities but has not entered into any business arrangement.

On Monday, June 25, 2007 the Company’s name change was effected in the market. The Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

FORM 7 – MONTHLY PROGRESS REPORT
May 08, 2004

On July 16, 2007 the Company’s share consolidation became effective on a 5 old for 1 new basis. The consolidation reduced the number of shares outstanding to 2,043,368.

On July 31, 2007 the Company completed a private placement of 5,250,000 units at a price of US$0.05 per unit, with gross proceeds of US$262,500. Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065. A cash finder's fee of US$21,000 was paid in conjunction with this placement. The proceeds from the private placement will be used to increase working capital.

2.	Provide a general overview and discussion of the activities of management.

Management continues seeking new business opportunities.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

None

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

None

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

None

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

None

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

None

8.	Describe the acquisition of new customers or loss of customers.

None

FORM 7 – MONTHLY PROGRESS REPORT

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

None

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

None

11.	Report on any labour disputes and resolutions of those disputes if applicable.

None

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

None

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

None

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
common shares	5,250,000	private placement – issued at US$0.05 per share	working capital
share purchase warrants	5,250,000	private placement – exercisable into shares at US$0.065 per share for a period of 2 years

(1) State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

None

16.	Provide details of any changes in directors, officers or committee members.

None

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

None

FORM 7 – MONTHLY PROGRESS REPORT

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated August 3, 2007

Curt Huber
Name of Director or Senior Officer

“Curt Huber”
Signature

Director
Official Capacity

Issuer Details Name of Issuer Arris Resources Inc.	For Month End July31 2007	Date of Report August 3, 2007
Issuer Address 1255 West Pender Street
City/Province/Postal Code Vancouver, British Columbia/ V6E 2V1	Issuer Fax No. (604) 408-9301	Issuer Telephone No. (604) 687-0879
Contact Name Curt Huber	Contact Position Director	Contact Telephone No. (604) 687-0879
Contact Email Address info@arrisresources.com	Web Site Address N/A

FORM 7 – MONTHLY PROGRESS REPORT